Mail Stop 4561

October 29, 2007

VIA USMAIL and FAX (972) 836 - 8015

Mr. Robert J. Werra
General Partner
Amrecorp Realty Fund III
2800 N. Dallas Parkway #100
Plano, Texas 75093-5994

>   **Re: Amrecorp Realty Fund III**
>   **Form 10-K for the year ended 12/31/2006**
>   **Filed on 3/30/2007**
>   **File No. 033-00152**

Dear Mr. Robert J. Werra:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   We note that you have not provided risk factor disclosures.   Pursuant to Release
        No. 33-8591: Securities Offering Reform, risk factor disclosures as outlined in
        Item 503 (c) of Regulation S-K are required in your filings on Form 10-K.   In
        future filings, please include these disclosures.

Item 7. Management Discussion and Analysis of Financial Conditions and Results of
Operations

2.   We note that you have not provided discussion and analysis regarding your
        critical accounting estimates.   Your disclosures of critical accounting estimates
        should not duplicate what is disclosed in your notes to the financial statements.
        While notes to the financial statements describe the method used to apply an
        accounting principle, your discussion within MD&A should present your analysis
        of the uncertainties involved in applying a principle at a given time or the
        variability that is reasonably likely to result from its application over time.   In
        future filings please expand your disclosures accordingly.   Reference is made to
        Release No. 33-8350 "Interpretation: Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations".

Item 9A. Controls and Procedures

3.   We note that the company performed an evaluation of the effectiveness of the
        design and operations or your disclosure controls and procedures within 90 days
        of the filing of your Form 10-K.   Pursuant to Item 307 of Regulation S-K as
        amended by Release No. 33-8238: Management's Reports on Internal Control
        over Financial Reporting and Certification of Disclosures in Exchange Act
        Periodic Reports, effective August 14, 2003, such evaluation should be performed
        as of the end of the period covered by the report.   Tell us how you complied with
        such requirements or advise us.

Certifications

4.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include
        replacing the word "report" with "annual report" in paragraphs 2 and 3, excluding
        information in paragraphs 4(a) and 4(d), adding information by including a
        paragraph 4(e), and omitting the certifying individual's title at the end of the
        certification.   Please confirm that in future filings, you will file certifications in
        the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant